
02057339

SECURITIES AND EXCHANGE COMMISSION


SEC MAIL PROCESSING
RECEIVED
SEP 09 2002
WASH, D.C. 154 SECTION

Washington, D.C. 20549

FORM 6-K

**REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the month of September, 2002

Glassworks of Chile
(Translation of registrant's name into English)

Hendaya N° 60
Las Condes
Santiago, Chile
(Address of principal executive offices)

Form 20-F ✓ Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the securities Exchange Act of 1934.

Yes ____ No ✓

CRISTALERIAS DE CHILE S.A.

Material event
Increase in participation in Megavisión

CONTENTS

Press release dated September 3, 2002.

NOTES

a) On September 3, 2002, Cristalerías de Chile S.A. filed with the Superintendencia de Valores y Seguros de Chile (the Chilean Superintendency of Stock Corporation and Insurance Companies) a letter explaining an increase in participation in Megavisión.

b) This report is a free translation from the original in Spanish.

FOR IMMEDIATE RELEASE



Cristalchile

CRISTALERIAS DE CHILE INCREASES STAKE IN MEGAVISION

NYSE: CGW
Santiago: CRISTALES
www.cristalchile.cl

Santiago, Chile (September 3, 2002) – Cristalerías de Chile S.A., a Chilean conglomerate and the largest producer of glass containers in Chile, today announced the following:

(a) In August 27, 2002, the Company's subsidiary, CIECSA, purchased 7,885,472 shares of Megavisión from Grupo Televisa S.A., which was the total stake of Televisa in Megavisión.
(b) The price paid for Televisa's shares of Megavisión amounted to US$4,200,000, which is equivalent to US$0.53262506 per share. Both parties agreed that the payment would take place as follows: (i) US$2,100,000 were paid in cash in August 27, 2002; and (ii) the remaining US$2,100,000 to be paid on August 27, 2003.
(c) The aforementioned acquisition will result in a Ch$43 million (US$61 thousand) annual charge in CIECSA over a period of 20 years, as "Negative Goodwill Amortization".

After the acquisition CIECSA reached 99.99% ownership in Megavisión.

CONTACT IN SANTIAGO:
Ricardo Dünner
Head of Investor Relations
PH: (562) 246-8855
EMAIL: rdunner@cristalchile.cl


Cristalchile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

CRISTALERIAS DE CHILE S.A.

By: /s/ Benito Bustamante C.
Benito Bustamante C.
Comptroller

Date: September 3, 2002.